EXHIBIT 99.1

Golar LNG Limited business update

Golar LNG Limited ("Golar" or "the Company") announces today that, further to the announcement made on February 26 with regards to the BP Tortue project, Gimi MS Corporation ("Gimi MS"), a 70% owned subsidiary of Golar, has received a firm $700 million underwritten financing commitment for the FLNG Gimi. FLNG Gimi will service the 20-year Tortue contract with BP due to commence in 2022. Available during construction, the financing has a tenor of 7 years post COD and a 12-year amortisation profile.  Clifford Capital Pte. Ltd, ING Bank N.V., Natixis and ABN Amro Bank N.V. acted as facility underwriters.

Concurrent with receipt of the financing commitment, First FLNG Holdings Pte. Ltd ("FFH"), an indirect wholly owned subsidiary of Keppel Corporation Limited held through Keppel Capital Holdings Pte Ltd subscribed to 30% of the total issued ordinary share capital of Gimi MS.  Gimi MS also issued Keppel Shipyard with a Final Notice to Proceed with FLNG Gimi conversion works that had been initiated under the Limited Notice to Proceed in December 2018.

Project developers of the Croatian FSRU facility, LNG Hrvatska d.o.o. have also issued Golar with a Notice to Proceed with the conversion and subsequent purchase of the 2005 built LNG carrier Golar Viking.  Conversion capex will largely be funded by stage payments from LNG Hrvatska under the agreement.   After a robust vetting process Hudong has been selected as the yard to undertake the requisite conversion works.  CSSC Leasing, an affiliate company of the yard, is expected to provide both conversion financing and bridging finance for the current vessel facility between yard entry, expected in 1Q 2020, and sale to LNG Hrvatska for €159.6 million upon completion. Golar will also receive an annual fee to operate the FSRU for 10-years.

Golar has also received agreement from Lenders of the FSRU Golar Tundra, subject to documentation, to extend the June 2019 maturing facility to June 2021.  Documentation of the Gimi and Tundra facilities is now underway. Having agreed a term sheet, good progress has also been made with respect to refinancing the December 2019 maturing LNG carrier Golar Arctic facility.

CEO Iain Ross commented, "In line with guidance provided in the last quarterly earnings announcement Golar continues to make progress in line with expectations.  The Company looks forward to providing further details when it reports its 1Q 2019 results next month".

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

  our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project, or the FSRU Delivery Contract entered into in connection with the Croatian FSRU project with LNG Hrvatska d.o.o;
  changes in our relationships with our counterparties, including our major chartering parties;
  failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  changes in our ability to obtain additional financing on acceptable terms or at all;
  increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance as well as the cost of constructing the FLNG Gimi and converting the Golar Viking;
  changes in general domestic and international political conditions, particularly where FLNG Gimi will operate;
  a decline or continuing weakness in the global financial markets; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda

April 16, 2019

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan